UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

QXO, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

82846H 405
(CUSIP Number)

Jacobs Private Equity II, LLC Bradley S. Jacobs Five American Lane Greenwich, CT 06831 Tel: 203-413-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 82846H405	SCHEDULE 13D	Page 1 of 4

1	NAME OF REPORTING PERSONS Jacobs Private Equity II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 394,218,132[1]
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 394,218,132
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 394,218,132
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 89.86%[2]
14	TYPE OF REPORTING PERSON OO

[1]	Represents (i) 900,000 shares of Preferred Stock (as defined below), which are initially convertible into an aggregate of 197,109,067 Shares (as defined below) at an initial conversion price of $4.566, subject to customary anti-dilution adjustments, and (ii) 197,109,065 warrants to purchase Shares (“Warrants”), which are initially exercisable for an aggregate of 197,109,065 Shares, at an exercise price of $4.566 per share with respect to 50% of the Warrants, $6.849 per share with respect to 25% of the Warrants, and $13.698 per share with respect to the remaining 25% of the Warrants, in each case subject to customary anti-dilution adjustments. Reflects an additional 4,858 Shares that were unintentionally omitted from Amendment No. 2 to Schedule 13D of the Reporting Persons (as defined below) due to rounding.
[2]	Calculated based on (i) 664,284 Shares outstanding, as reported by the Company (as defined below) in its Current Report on Form 8-K filed with the SEC (as defined below) on June 6, 2024, plus (ii) 438,020,148 Shares issuable upon conversion of all outstanding Preferred Stock and exercise of Warrants, of which 394,218,132 Shares are issuable upon conversion of Preferred Stock and exercise of Warrants by the Reporting Persons (as defined below).

CUSIP No. 82846H405	SCHEDULE 13D	Page 2 of 4

1	NAME OF REPORTING PERSON Bradley S. Jacobs
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 394,218,132[3]
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 394,218,132
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 394,218,132
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 89.86%[4]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[3]	Bradley S. Jacobs has indirect beneficial ownership of such Shares as a result of being the Managing Member of JPE (as defined below).
[4]	Please see Footnote 2.

CUSIP No. 82846H405	SCHEDULE 13D	Page 3 of 4

This Amendment No. 3 amends the Schedule 13D previously filed with the U.S. Securities and Exchange Commission (the “SEC”) by Jacobs Private Equity II, LLC, a Delaware limited liability company (“JPE”), and Bradley S. Jacobs (“Jacobs” and, together with JPE, the “Reporting Persons”) on December 13, 2023, as amended by Amendment No. 1, dated as of April 15, 2024 and Amendment No. 2, dated as of June 6, 2024 (collectively, the “Schedule 13D”), relating to the common stock, par value $0.0001 per share (the “Shares”), of QXO, Inc., a Delaware corporation (the “Company”). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D, which remains unchanged.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented to include the following:

Lock-Up Agreement

On June 13, 2024, JPE entered into a “lock-up” agreement (the “Lock-Up Agreement”) with Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC (collectively, the “Agents”). Pursuant to the terms of the Lock-Up Agreement, JPE has agreed, without the prior consent of the Agents, to not, during the period commencing on June 13, 2024 and ending 180 days after the date of public announcement of the private placement (the “Private Placement”) of Shares of the Company and warrants to purchase Shares of the Company (the “Lock-Up Period”), (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Shares or shares of the Company’s preferred stock, par value $0.001 per share (“Preferred Stock”), in each case, beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), or any other securities so owned convertible into or exercisable or exchangeable for Shares or Preferred Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Shares or Preferred Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Shares, Preferred Stock or such other securities, in cash or otherwise. Such restrictions in the Lock-Up Agreement are subject to customary exceptions.

The foregoing summary of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a copy of which is attached as Exhibit 99.11 hereto and is incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented to include the following:

Exhibit No.	Exhibit Description
99.11	Lock-Up Agreement, dated June 13, 2024

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 17, 2024

JACOBS PRIVATE EQUITY II, LLC
By:	/s/ Bradley S. Jacobs
Name: Bradley S. Jacobs Title: Managing Member

By:	/s/ Bradley S. Jacobs
Name: Bradley S. Jacobs